MAIL STOP 7010

									April 21, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Information Statement on Schedule 14C
	Filed April 7, 2006
	File No. 0-05388
	Form 10-KSB for year ended December 31, 2005
	Form 8-K filed February 21, 2006

Dear Mr. Masters:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that all changes are appropriately marked in your next amendment and include page numbers on the information statement.

2. We partially reissue comment 8 of our March 1, 2006 letter. It does not appear that you have disclosed any negotiations, transactions, or material contacts during the past two years between you and Deer Valley as required by Item 1005(b) of Regulation M-A.

Management

3. We reissue comment 14 of our March 1, 2006 letter. It does not appear that the changes you state where made are actually reflected in the information statement. Please revise.




Additional Warrant, page 39

4. We note your response to comment 17 of our March 1, 2006 letter.
However, it does not appear that the common stock underlying the Series D warrant is reflected in the Beneficial Ownership table.
Audit Fees

5. Please disclose the aggregate fees billed for the past two fiscal years as required by Item 9(e)(1) of Schedule 14A. We note that you have done so only for fiscal year 2005.

Manufactured Homes - Industry Overview

6. We note your response to comment 20 of our March 1, 2006 letter.
However, it does not appear that you have revised the information statement as indicated in your response letter. Please revise.

Property

7. Please clarify the current status of all of your manufacturing facilities and ensure consistent disclosure throughout the information statement. In particular, we note the discussion of the
Sulligent Property. You state here and the Manufacturing Operations section that Deer Valley has two manufacturing facilities but assert in the Description of Business section that you manufacture all your factory built homes out of a single facility located in Guin, Alabama. This also appears to contradict the Property section, which states that the Sulligent plant opened in February 2006 and the Management`s Discussion and Analysis section discussion stating that you produce 12 floors per week at the Sulligent facility. Please advise.

Capital Structure

8. We have reviewed your response to comment 22. Please provide us with a detailed analysis as to why you believe it is appropriate to classify your convertible preferred stock as equity rather than as a liability. Specifically, your response should address each criteria presented in paragraphs 12-32 of EITF 00-19. Please also address why the warrants and the conversion features should be classified as equity, rather than as liabilities and why neither the warrants nor any embedded conversion feature represent a derivative. Do the warrants permit or require cash settlement? Do the warrants contain a cashless exercise option? What remedies do the holders of the preferred stock have in the event the shares are not registered?

9. Please disclose the stated redemption date, if any, of your preferred stock.





Options and Warrants Convertible into Common Shares

10. We have reviewed your response to comment 23. It appears that the Class D warrants have a seven-year life instead of a five-year life. Please revise or advise. In addition, please tell us how you concluded that volatility of ten percent was appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

11. We have reviewed your response to comment 30. You disclose that you made distributions to shareholders of $1,125,000 in 2005 and $598,158 in 2004. It is unclear how these amounts are presented in your statements of cash flows as the amounts shown in your statements of cash flows appear to be different. Please clarify.

Exhibits

12. Please file as an exhibit your Series A, Series B, and Series
C
preferred stock agreements.

Exhibit 99.1

Cytation Corporation Financial Statements

General

13. We have reviewed your response to comment 45. Please include your revised disclosures within Cytation`s financial statements regarding how you will account for the employment agreements and the price adjustment target accounts. Please tell us whether you are recognizing the price adjustment target accounts as a purchase price allocation or a period expense. Tell us the accounting literature you referenced to support your conclusion and how you applied that literature. Refer to paragraphs 25 to 28 of SFAS 141 and EITF 95-8.

Audit Report of Independent Registered Public Accounting Firm, page
F-1 and F-2

14. Please make arrangements with your auditors to remove the reference to "auditing" standards of the Public Company Accounting Oversight Board (United States). You should only reference the standards of the Public Company Accounting Oversight Board (United States).

Statements of Changes in Stockholders` Deficit, page F-5

15. Please retroactively reflect your 2-for-1 stock dividend declared on November 14, 2005. In addition, please update your disclosures throughout the filing to reflect the retroactive treatment, including your presentation of the historical weighted average common shares outstanding in your pro forma statement of operations. Refer to SAB
Topic 4:C and paragraphs 11 and 13 of Chapter 7 of ARB 43.
Exhibit 99.3
Deer Valley Homebuilders Financial Statements
Balance Sheets, page 3

16. We have reviewed your response to comment 38. Your presentation for the year ended December 31, 2004 indicates that you had 1,000 shares issued and outstanding. However, you also held sixty shares in treasury stock. As such, it appears that you had 1,000 shares issued and 940 shares outstanding at December 31, 2004 and 940 shares issued and outstanding at December 31, 2005. Please revise or advise.

Statement of Stockholders` Equity, page 5

17. We have reviewed your response to comment 39. Please include a column that shows the changes during each period in the number of shares held as treasury stock.

Note 1 - Incomes Taxes, page 8

18. We have reviewed your response to comment 41. Please note that your election on January 18, 2006 to be a C-Corp appears to be effective for the full year of 2006. As such, please tell us why you did not record the adjustment for undistributed retained earnings to
APIC as of December 31, 2005.

Note 9 - Repurchase Agreements, page 13

19. We have reviewed your response to comment 43. Your disclosure now states that you have a reserve of $35,000 and $3,500 for future repurchase losses as of December 31, 2005 and 2004. Our comment, however, specifically addressed the fact that you do not record liabilities related to the total of your repurchase agreements. Please tell us why you believe your treatment of not recording liabilities related to your repurchase agreements complies with FIN
45.

Exhibit 99.4

General

20. Please help us understand why you are presenting a column in your pro-forma financial statements relating to Deer Valley Acquisitions,
Corp. If Deer Valley Acquisitions is a wholly-owned subsidiary of Cytation Corp. already, as you disclose, we would assume that the financial results of Deer Valley Acquisitions would be included within Cytation`s results. Please revise or advise.

Pro Forma Balance Sheet as of December 31, 2005

21. We have reviewed your response to comment 32. You disclose in adjustment (2) that 745,626 shares of Series A preferred stock were issued in connection with the acquisition.  However, you disclose in
"Change in Control and Acquisition" that you issued 520,274 shares of
Series A preferred stock.  You also disclose in the subsequent events
footnote of the financial statements for Cytation, Deer Valley Homebuilders, and Deer Valley Acquisition that you issued 7,456,215 shares of Series A preferred stock. Please revise to ensure that your disclosure regarding the number of shares issued is consistent throughout the filing.

22. Regarding adjustment (3), please tell us why you believe it is appropriate to treat merger related expenses as a reduction in APIC instead of including these expenses as a component of the acquisition price. See paragraph 24 of SFAS 141. In addition, please tell us in detail what legal fees and investment banking fees you have included as a reduction in APIC and why that treatment is appropriate.

23. Please present the purchase price adjustments in a separate column from the other pro forma adjustments. The purchase price adjustments should include the cash paid for the acquisition, the goodwill and other intangible assets recorded, any changes in the basis of assets and liabilities acquired, and the removal of the stockholders` equity accounts of the acquired entities.

24. It appears that you have recorded goodwill in the amount of $3,236,994 in connection with the acquisition of Deer Valley. Please tell us what consideration you gave to the value of identifiable intangible assets such as, but not limited to, customer lists, customer contracts and production backlog. Please refer to paragraph
39 of SFAS 141 and paragraphs A10 through A28 of Appendix A to
SFAS
141.

25. Regarding adjustment (8), please tell us why you believe it is appropriate to record the income tax payable adjustment in your pro forma balance sheet based on 2005 earnings alone. What consideration did you give to paragraphs 17 to 25 of SFAS 109?

Pro Forma Consolidated Statements of Operations

26. We have reviewed your response to comment 37. It is unclear how you are treating the warrants you have issued in computing your pro forma diluted earnings per share. Please disclose how you have treated the following issuances of warrants in your computation of diluted earnings per share:
* Series A common stock purchase warrants
* Series B common stock purchase warrants
* Series C common stock purchase warrants
* Series D common stock purchase warrants
* Series BD-1 common stock purchase warrants
* Series BD-2 common stock purchase warrants
* Series BD-3 common stock purchase warrants
See paragraphs 10 and 13 of SFAS 128.

27. You currently present pro forma statements of operations for the years ended December 31, 2005 and 2004. Please present the pro forma statement of operations for the year ended December 31, 2005 only. See Rule 11-02(c)(2)(i) of Regulation S-X.

28. You disclose in "Capital Structure" that holders of Series A preferred stock are entitled to receive a dividend at a rate per annum equal to seven percent. Please tell us how you are going to account for the dividends on the Series A preferred stock. See SAB
Topic 6:B. Also, tell us what consideration you gave to including the effect of the dividends in your pro forma statement of operations.

29. Please help us understand why you are adding the weighted average common shares outstanding of Cytation, Deer Valley Homebuilders, and
Deer Valley Acquisitions in order to calculate your total weighted average common shares outstanding.

30. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations.

31. Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

32. Please address the above comments in your Form 10-KSB and interim filings as well.

FORM 8-K/A FILED FEBRUARY 21, 2006

General

33. We have reviewed your response to comment 46. Please tell us when you plan to amend your Form 8-K.


Closing Comment

      Please contact Jeffrey Gordon, Staff Accountant, at (202)
551-
3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions on the financial statements. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620
Charles G. Masters
Cytation Corp.
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE